DayStar Technologies, Inc. 2972 Stender Way Santa Clara, CA 95054 Phone: 1.408.907-4600 Fax: 1.408-907-4637 http://www.daystartech.com

March 3, 2010

Mr. Daniel Morris Special Counsel

United States Securities and Exchange Commission Division of Corporation Finance Mail Stop 3030 Washington, D.C. 20549

Via Facsimile: (703) 813-6967

Re:	DayStar Technologies, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed February 18, 2010
File No. 1-34052

Dear Mr. Morris,

Thank you for our conversation on March 2, 2010 regarding the outstanding issues on our recently filed preliminary proxy statement. As per your instructions, this letter responds to the issues raised in your letter dated March 2, 2010 and in our phone conversation of the same date. In providing such response, we acknowledge that:

·	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

·	SEC staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and,

·	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Warrant, page 12.

1. The final sentence in the second paragraph of this section appears to be incomplete. Please revise to complete or advise.

The current language reads as follows:

Mr. Daniel Morris March 3, 2010 Page 2 of 3

“It also contains similar limitations on exercise, including the limitation that the Investor may not convert the Warrant into shares of common stock unless”

We propose revising this sentence as follows:

“It also contains similar limitations on exercise, including the limitation that the Investor may not convert the Warrant into shares of common stock unless the Company determines that 1) such exercise does not require shareholder approval or 2) if shareholder approval is required, the Company has obtained such approval.”

Anti-Dilution Protection, page 12.

2. Please revise the final sentence of this paragraph for clarity.

The current language reads as follows:

“Moreover, except in the case of issuances of certain excluded securities, in the event that the Company issues additional securities at a purchase price less than the current exercise price, the Investor’s exercise price shall be reduced to an amount equal to the new issuance price unless such amount is greater than the exercise price then in effect, in which case the exercise price then in effect shall not be adjusted.”

We propose replacing this sentence as follows:

“Moreover, in the event that the Company issues additional shares of outstanding Common Stock in the form of a stock dividend payable in shares of Common Stock or by a split-up of shares of Common Stock or other similar event, then, on the effective day thereof, the number of Warrant Shares shall be increased in proportion to such increase in outstanding shares and the then applicable Purchase Price shall be correspondingly decreased. Alternatively, the number of outstanding shares of Common Stock is decreased by a consolidation, combination, reverse stock split, or reclassification of shares of Common Stock or other similar event, then, after the effective date of such consolidation, combination or reclassification, the number of Warrant Shares shall be decreased in proportion to such decrease in outstanding shares and the then applicable Purchase Price shall be correspondingly increased.”

Mr. Daniel Morris March 3, 2010 Page 3 of 3

As the Company wishes to proceed with its reconvened annual meeting as expeditiously as possible to satisfy our NASDAQ listing requirements and to implement the requested amendments to Mr. Lacey’s notes and our certificate of incorporation, we hereby request an expedited review of our proposed language. If our proposal is acceptable to you, we will immediately file our definitive proxy statement incorporating the new language. If you have any additional questions, I may be reached at (408) 907 – 4654.

Regards,

\s\ A. Renée Sutton A. Renée Sutton, Esq. General Counsel